EXHIBIT 12
COMPUTATION OF EARNINGS TO FIXED CHARGES
     The following table sets forth the computation of consolidated ratios of earnings to fixed charges for TD Banknorth Inc. for the periods shown.

	Successor	Combined (1)	Predecessor	Predecessor	Predecessor
	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003	December 31, 2002
Earnings:
Earnings before income taxes and change in accounting principle	$497,985	$416,406	$467,740	$524,419	$447,319
Fixed charges excluding interest on deposits	221,858	182,118	170,281	170,419	201,237

Earnings including fixed charges but excluding interest on deposits	719,843	598,524	638,021	694,838	648,556
Interest on deposits	562,019	228,596	161,004	188,836	244,648

Earnings including fixed charges and interest on deposits	$1,281,862	$827,120	$799,025	$883,674	$893,204

Fixed Charges:
Interest expense, excluding interest on deposits	$209,387	$174,293	$162,619	$163,302	$193,952
Interest within rent expense (1/3 rent expense)	12,471	7,825	7,662	7,117	7,285

Fixed charges excluding interest on deposits	221,858	182,118	170,281	170,419	$201,237
Interest on deposits	562,019	228,596	161,004	188,836	244,648

Fixed charges including interest on deposits	$783,877	$410,714	$331,285	$359,255	$445,885

Ratio of Earnings to Fixed Charges:
Including interest expense on deposits	1.64x	2.01x	2.41x	2.46x	2.00x
Excluding interest expense on deposits	3.24x	3.29x	3.75x	4.08x	3.22x

Information for the year ended December 31,2005 is based on the combined operations of TD Banknorth’s predecessor, Banknorth Group, Inc. for the period January 1, 2005 to February 28, 2005 and the operations of TD Banknorth as successor for the period March 1, 2005 to December 31, 2005 following TD Banknorth’s application of the purchase method of accounting to account for the transaction which resulted in TDBanknorth becoming a majority-owned subsidiary of The Toronto-Dominion Bank.